TMM COMPANY CONTACT:          AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                      Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                 312-726-3600
jacinto.marina@tmm.com.mx          kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS THIRD-QUARTER 2011 FINANCIAL RESULTS

Free Cash Flow Positive Throughout 2011

(Mexico City, October 26, 2011) – Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the third quarter and first nine months of 2011.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “Third-quarter consolidated operational results continued to be affected by a challenging economic marketplace. At Maritime, third-quarter results were negatively impacted by the global reduction of tariffs for offshore vessels and product tankers compared to the third quarter of 2010. However, Maritime’s revenue and fleet utilization sequentially improved from the first and second quarters of this year. In the third quarter of 2011, our offshore fleet utilization was at 88 percent and our product tanker utilization was at 99 percent, both well above the industry average.”

Serrano continued, “Our strategy to renew our maritime fleet through a 20-year, peso denominated financing with no recourse to the Company benefitted us in the third quarter, as the peso depreciated 14.3 percent versus the dollar, reducing the book value of our peso denominated debt, which represents over 90 percent of our total debt.”

Serrano concluded, “During the third quarter, we continued to work very closely with selected, interested parties for the financial implementation of the development of a container and liquids terminal at the Port of Tuxpan and the addition of specialized offshore vessels to TMM’s fleet. These projects will be funded with a combination of equity and debt. We have satisfied all preliminary requirements, so once the funding is in place, we will be ready to carry out these projects, which will significantly improve our revenue base, profits and capital structure.”

THIRD-QUARTER AND FIRST NINE-MONTH 2011 FINANCIAL AND OPERATING RESULTS
Compared to the same periods of last year, third-quarter and first nine-month 2011 revenue decreased 8.0 percent and 11.7 percent, respectively, mainly due to revenue reductions at Maritime.

Third-quarter and first nine-month 2011 consolidated operating profit decreased 28.6 percent and 17.5 percent, respectively, compared to the same periods of 2010. Consolidated operating profit included other income net of $1.5 million in the 2011 third quarter and of $8.6 million in the 2011 first nine months, mainly attributable to the recovery of certain tax incentives.

Compared to the same periods of last year, consolidated EBITDA decreased 15.8 percent to $18.7 million in the third quarter of 2011 and decreased 8.7 percent to $61.5 million in the first nine months of 2011.

Interest expense in the 2011 third quarter and in the 2011 first nine months was $16.6 million and $51.2 million, respectively. EBITDA minus interest expense resulted in free cash flow of $2.2 million in the 2011 third quarter and of $10.3 million in the 2011 first nine months.

Net financial cost benefitted by net exchange gains of $109.0 million and $67.3 million in the 2011 third quarter and in the 2011 first nine months, respectively, as a result of the depreciation of the peso versus the dollar. The peso depreciated 14.3 percent in the 2011 third quarter and 8.7 percent in the 2011 first nine months.

Maritime revenue in the third quarter and first nine months of 2011 decreased 12.9 percent and 16.7 percent, respectively, compared to the same periods of last year. Third-quarter and first nine-month 2011 operating profit was down 29.5 percent and 31.4 percent, respectively, compared to the same periods of last year. These reductions were partially offset by revenue and profit increases at harbor tugs due to increased vessel calls at Manzanillo and to higher revenue per call.

Year over year, in the 2011 first nine months, offshore revenue decreased 20.4 percent to $76.1 million, negatively impacted by lower average daily tariffs, lower utilization and three less vessels in operation. Product tanker revenue decreased 10.7 percent to $27.4 million attributable to lower average daily tariffs and to lower utilization. Chemical tanker revenue decreased 24.7 percent to $14.0 million as a result of having one less vessel in operation in the second and third quarters and to lower freight volumes. However, the chemical tanker segment returned to profitability in the 2011 third quarter generating $0.6 million of gross profit.

Compared to the same periods of last year, Ports and Terminals third-quarter and first nine-month 2011 revenue increased 25.4 percent and 20.1 percent, respectively. This revenue increase was partially offset by lower revenue in the cruise ship segment at Acapulco and in shipping agencies in both 2011 periods, as some cruise lines changed routes from the Pacific to other destinations. Year over year, operating profit in the 2011 third quarter remained unchanged at $1.0 million and in the 2011 nine months increased 2.3 percent.

Compared to the same period of last year, first nine-month 2011 revenue increased 57.9 percent at the automotive segment to $6.0 million, and gross profit improved 83.3 percent, due to higher volumes, from 457,775 automobiles to 592,975 automobiles. Third-quarter 2011 car handling revenue at Acapulco nearly doubled, increasing 96.1 percent to $1.2 million, compared to the same period last year, contributing to this division’s first nine-month 2011 revenue improvement. Maintenance and repair revenue increased 13.2 percent to $6.0 million in the first nine-month comparison due mainly to higher volumes at the Manzanillo depot and to the addition of a new client at Altamira in the second quarter.

Compared to the third quarter of 2010, Logistics revenue decreased 4.4 percent in the 2011 period. Excluding $6.7 million of revenue from the sale of assets in April 2010, Logistics revenue increased 3.5 percent in the first nine months of 2011 compared to the same period of 2010. The increase in the first nine months of 2011 was mainly attributable to higher revenue at the auto hauling segment, which improved 32.8 percent compared to the same period of last year, as a result of higher volumes.

DEBT
As of September 30, 2011, TMM’s total debt was $761.5 million. The Company’s Trust Certificates debt was reduced by $66.8 million from the depreciation of the peso versus the dollar in the 2011 first nine months, as a result of the strengthening of the dollar versus the peso in August and September. Also, in the 2011 first nine months, the Company reduced its net debt by $30.8 million.

Total Debt
Million of U.S. Dollars
	As of 12/31/10	As of 09/30/11
Mexican Trust Certificates (1)	$786.4	$697.2
Securitization Facility	11.8	0.0
Other Corporate Debt	73.9	64.3
Total Debt (2)	$872.1	$761.5

(1) 20-year term and non recourse to the Company
(2) Of total debt, only $11.0 million, or 1.4 percent, is short- term
Exchange Rate: 12.38 pesos/dollar at December 31, 2010, and 13.46 pesos/dollar at September 30, 2011

CONFERENCE CALL
TMM’s management will host a conference call and Webcast to review financial and operational highlights on Thursday, October 27 at 11:00 a.m. Eastern time.

To participate in the conference call, please dial (888) 401-4689 (domestic) or (719) 325-2227 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at:
http://www.visualwebcaster.com/event.asp?id=82770.

A replay of the conference call will be available through November 26 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 5334947. On the Internet a replay will be available for 30 days at: http://www.visualwebcaster.com/event.asp?id=82770.

Headquartered in Mexico City, TMM is a Mexican intermodal transportation and logistics Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s Web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 10-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
- millions of dollars –

	September 30,	December 31,
	2011	2010

Current assets:
Cash and cash equivalents	57.035	142.319
Accounts receivable
Accounts receivable - Net	46.543	37.594
Other accounts receivable	24.910	20.870
Prepaid expenses and others current assets	13.431	11.116
Non-current assets held for sale		0.717
Total current assets	141.919	212.616
Property, machinery and equipment	921.369	924.188
Cumulative Depreciation	(196.284)	(173.682)
Property, machinery and equipment - Net	725.085	750.506
Other assets	40.454	45.248
Deferred taxes	67.478	67.492
Total assets	974.936	1,075.862

Current liabilities:
Bank loans and current maturities of long-term liabilities	10.851	23.672
Sale of accounts receivable	0.159	11.223
Suppliers	24.072	23.181
Other accounts payable and accrued expenses	53.161	46.988
Total current liabilities	88.243	105.064
Long-term liabilities:
Bank loans	51.663	61.072
Trust certificates debt	694.312	775.536
Sale of accounts receivable	4.567	0.550
Other long-term liabilities	13.816	28.770

Total long-term liabilities	764.358	865.928
Total liabilities	852.601	970.992

Stockholders´ equity
Common stock	155.177	155.177
Retained earnings	(68.273)	(97.033)
Revaluation surplus	64.097	64.097
Initial accumulated translation loss	(17.757)	(17.757)
Cumulative translation adjusted	(17.595)	(8.522)
	115.649	95.962
Minority interest	6.686	8.908
Total stockholders´ equity	122.335	104.870

Total liabilities and stockholders´ equity	974.936	1,075.862

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
- millions of dollars –

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Ports and Terminals	6.864	5.502	20.942	17.387
Maritime	44.551	51.060	127.776	153.448
Logistics	17.424	18.231	55.684	60.531
Revenue from freight and services	68.839	74.793	204.402	231.366

Ports and Terminals	(5.537)	(4.115)	(15.545)	(11.877)
Maritime	(23.634)	(25.208)	(66.839)	(77.506)
Logistics	(17.981)	(19.065)	(56.249)	(61.576)
Cost of freight and services	(47.152)	(48.388)	(138.633)	(150.959)

Ports and Terminals	(0.296)	(0.360)	(0.912)	(1.085)
Maritime	(10.420)	(10.930)	(30.863)	(31.988)
Logistics	(1.733)	(2.308)	(6.990)	(6.898)
Corporate and others	(0.261)	(0.216)	(0.657)	(0.593)
Depreciation and amortization	(12.710)	(13.814)	(39.422)	(40.564)
Corporate expenses	(4.398)	(3.487)	(12.875)	(10.654)
Ports and Terminals	1.031	1.027	4.485	4.425
Maritime	10.497	14.922	30.074	43.954
Logistics	(2.290)	(3.142)	(7.555)	(7.943)
Corporate and others	(0.261)	(0.216)	(0.657)	(0.593)
Other (expenses) income - Net	1.473	(0.694)	8.643	(2.351)
Operating Income	6.052	8.410	22.115	26.838
Financial (expenses) income - Net	(20.284)	(21.084)	(63.480)	(53.286)
Exchange gain (loss) - Net	109.014	(12.879)	67.340	(23.839)
Net financial cost	88.730	(33.963)	3.860	(77.125)
Gain (loss) before taxes	94.782	(25.553)	25.975	(50.287)
Provision for taxes	(3.153)	(1.603)	(5.974)	(3.131)

Net gain (loss) for the period	91.629	(27.156)	20.001	(53.418)

Attributable to:
Minority interest	0.036	0.082	0.863	1.019
Equity holders of GTMM, S.A.B.	91.593	(27.238)	19.138	(54.437)

Weighted average outstanding shares (millions)	101.995	101.995	101.995	101.013
Income (loss) earnings per share (dollars / share)	0.90	(0.27)	0.19	(0.54)

Outstanding shares at end of period (millions)	101.995	101.995	101.995	101.995
Income (loss) earnings per share (dollars / share)	0.90	(0.27)	0.19	(0.53)

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
- millions of dollars –

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Cash flow from operation activities:
Net gain (loss) for the period	91.629	(27.156)	20.001	(53.418)
Charges (credits) to income not affecting resources:
Depreciation & amortization	14.591	15.773	46.634	45.969
Other non-cash items	(86.612)	30.651	(9.562)	73.283
Total non-cash items	(72.021)	46.424	37.072	119.252
Changes in assets & liabilities	(4.857)	(10.950)	(25.258)	(29.156)
Total adjustments	(76.878)	35.474	11.814	90.096
Net cash provided by operating activities	14.751	8.318	31.815	36.678

Cash flow from investing activities:
Proceeds from sales of assets	0.477	0.232	3.285	4.817
Payments for purchases of assets	(3.135)	(4.029)	(8.660)	(14.884)
Sale of share of subsidiaries				4.062
Paid to minority partners	(3.084)		(3.084)
Net cash used in investment activities	(5.742)	(3.797)	(8.459)	(6.005)

Cash flow provided by financing activities:
Short-term borrowings (net)		(6.667)		0.536
Sale (repurchase) of accounts receivable (net)	(0.343)	(2.603)	(11.902)	(7.053)
Repayment of long-term debt	(41.667)	(23.791)	(104.227)	(54.721)
Proceeds from issuance of long-term debt	6.568	49.031	11.168	50.591
Acquisition of treasury shares, net				(0.013)
Net cash (used in) provided by financing activities	(35.442)	15.970	(104.961)	(10.660)
Exchange losses on cash	(7.668)	1.770	(3.679)	3.051
Net (decrease) increase in cash	(34.101)	22.261	(85.284)	23.064
Cash at beginning of period	91.136	85.047	142.319	84.244
Cash at end of period	57.035	107.308	57.035	107.308

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.